Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 NEWS

RiT TECHNOLOGIES REPORTS
FINANCIAL RESULTS FOR Q3 2012

Tel Aviv, Israel – February 28, 2013 – RiT Technologies (NASDAQ: RITT) today announced its financial results for the third quarter and nine months ended September 30, 2012.

Revenues for the third quarter of 2012 totaled $2.1 million, down 25% compared with $2.8 million in the second quarter of 2012 and 42% compared year-over-year with $3.7 million in the third quarter of 2011.

Investment in the development of new products totaled $1.1 million in the third quarter and $2.9 million in the first nine months of 2012.

Net loss for the quarter was $2.8 million, or $0.46 per share. This compared with a net loss of $2.5 million, or $0.48 per share, in the second quarter of 2012 and $0.9 million, or $0.19 per share in the third quarter of 2011.

For the nine-month period, revenues totaled $6.3 million compared with $10.4 million in the first nine months of 2011. Net loss for the period totaled $8.5 million, or $1.54 per share, compared with $2.6 million, or $0.60 per share, for the parallel period of 2011.

Comments of Management
Commenting on the results, Dr. Vadim Leiderman, RiT’s President and CEO, said, “During the third quarter, we continued to move forward according to a plan focused on the accelerated development of our new IWON and  IIM product lines, each of which brings a new approach to solving the unmet needs of fast-growth markets. We plan to continue with this high level of investment throughout 2013, while also taking considerable measures reorganizing our sales organization.”

About RiT Technologies
RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss the planned high level investment and considerable cost reduction measures throughout 2013 we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Ltd.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three		For the nine
	months ended		months ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2012	2011	2012	2011

Sales	2,137	3,697	6,338	10,357
Cost of sales	1,840	1,987	4,842	5,684
Gross profit	297	1,710	1,496	4,673

Operating costs and expenses:
Research and development, net	1,110	486	2,865	1,363
Sales and marketing	1,297	1,386	4,405	4,233
General and administrative	789	625	2,380	1,587
Total operating expenses	3,196	2,497	9,650	7,183
Operating Loss	(2,899)	(787)	(8,154)	(2,510)

Financial income (loss), net	55	(67)	(15)	(63)
Net Income (Loss)	(2,844)	(854)	(8,169)	(2,573)

Basic and Diluted net Loss per ordinary share	(0.46)	(0.19)	(1.48)	(0.60)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	6,146,042	4,572,248	5,521,429	4,308,740

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	September 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	1,001	884
Trade receivables, net	2,674	3,921
Other current assets	372	567
Inventories	4,428	3,779
Total Current Assets	8,475	9,151

Long term Assets
Assets held for severance benefits	1,300	1,111

Property and Equipment
Cost	3,673	3,350
Less - accumulated depreciation	3,252	3,111
	421	239
Total Assets	10,196	10,501

Liabilities and Shareholders' Equity
Current Liabilities
Short-term Loan	245	162
Trade payables	1,510	2,470
Other payables and accrued expenses	1,290	1,144
Total Current Liabilities	3,045	3,776

Other Liabilities
Convertible Loan from principal shareholder	4,300	400
Liability in respect of employees' severance benefits	1,530	1,290
	5,830	1,690
Total Liabilities	8,875	5,466

Shareholders' Equity
Share capital	1,422	1,126
Treasury stock	(27)	(27)
Additional paid-in capital	49,728	45,569
Accumulated deficit	(49,802)	(41,633)
Total Shareholders' Equity	1,321	5,035
Total Liabilities and Shareholders' Equity	10,196	10,501